SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2.

(Amendment No. _)*

Clean Diesel Technologies, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 18449C 401
(CUSIP Number) October 15, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 18449C 401	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS

Cycad Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐

(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited liability company
NUMBER OF	5	SOLE VOTING POWER
SHARES		407,472 shares
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		0 shares
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		407,472 shares
PERSON	8	SHARED DISPOSITIVE POWER
WITH		0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
407,472 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.65%
12	TYPE OF REPORTING PERSON
OO

SCHEDULE 13G

CUSIP No. 18449C 401	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS

K. Leonard Judson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)☐

(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. citizen
NUMBER OF	5	SOLE VOTING POWER
SHARES		0 shares
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		419,014 shares
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0 shares
PERSON	8	SHARED DISPOSITIVE POWER
WITH		419,014 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
419,014 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.94%
12	TYPE OF REPORTING PERSON
IN

SCHEDULE 13G

CUSIP No. 18449C 401	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS

Paul F. Glenn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐

(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. citizen
NUMBER OF	5	SOLE VOTING POWER
SHARES		0 shares
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		419,014 shares
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0 shares
PERSON	8	SHARED DISPOSITIVE POWER
WITH		419,014 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
419,014 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.94%
12	TYPE OF REPORTING PERSON
IN

SCHEDULE 13G

CUSIP No. 18449C 401	Page 5 of 10 Pages

Item 1(a)	Name of Issuer:

Clean Diesel Technologies, Inc., a Delaware corporation (“CDTI” or the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4567 Telephone Road
Suite 206
Ventura, CA 93003

Item 2(a)	Names of Persons Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Cycad Group, LLC (“Cycad”)
(ii)	K. Leonard Judson (“Judson”); and
(iii)	Paul F. Glenn (“Glenn”).

This statement relates to Common Stock (as defined herein) held for the account of Cycad.  Judson and Glenn are the sole managers and directors of Cycad (in such capacity, together the “Cycad Directors”).  Glenn and Judson are also officers and directors of the Glenn Foundation For Medical Research, Inc. (“Foundation”). Judson and Glenn have included shares owned by the Foundation in this Schedule 13G for disclosure purposes (“shared voting power and shared dispositive power); provided, however, the inclusion in this Schedule 13G of shares of the Issuer owned by the Foundation shall not be construed as an admission that Judson or Glenn is the beneficial owner of such shares, and by this statement both Judson and Glenn expressly disclaims such beneficial ownership.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business office of Cycad, Judson and Glenn is:

6187 Carpinteria Avenue, Suite 300
P.O. Box 5010
Carpinteria, CA  93014-5010

Item 2(c)	Citizenship:

(i)	Cycad is a California limited liability company;
(ii)	Judson is a U.S. citizen; and
(iii)	Glenn is a U.S. citizen.

SCHEDULE 13G

CUSIP No. 18449C 401	Page 6 of 10 Pages

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

Item 2(e)	CUSIP Number:

18449C 401

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of the date hereof:

(i)            Cycad may be deemed to be the beneficial owner of 407,472 shares of Common Stock (including (A) 369,470 outstanding shares of Common Stock and (B) 38,002 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Person);

(ii)           the Foundation may be deemed to be the beneficial owner of 11,542 shares of Common Stock (including (A) 6,348 outstanding shares of Common Stock and (B) 5,194 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Person); and

(iii)          Judson and Glenn, in their capacities as Cycad Directors and as Foundation officers and directors, may be deemed to be the beneficial owners of 419,014 shares of Common Stock (including (A) 375,818 outstanding shares of Common Stock and (B) 43,196 shares of Common Stock issuable upon exercise of warrants beneficially owned by such Reporting Persons).

All such Common Stock is held directly by Cycad and the Foundation in the amounts set forth above.  Judson and Glenn disclaim beneficial ownership of the Common Stock beneficially owned by Cycad except to the extent of their pecuniary interest therein.  Judson and Glenn have no pecuniary interest in the Common Stock beneficially owned by the Foundation, which is a tax exempt entity organized under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and disclaim beneficial ownership of such Common Stock.  This report shall not be deemed an admission that Judson or Glenn is the beneficial owner of the securities as to which such persons disclaim beneficial ownership  for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Cycad holds a warrant to purchase 9,859 shares of Common Stock, upon the exercise of which CDTI is obligated to issue to Cycad warrants to purchase an additional 8,067 shares of Common Stock.  Such 9,859 shares of Common Stock, but not such warrants to purchase an additional 8,067 shares of Common Stock, are included in the securities whose beneficial ownership is reported pursuant to this Schedule 13G.

SCHEDULE 13G

CUSIP No. 18449C 401	Page 7 of 10 Pages

Item 4(b)	Percent of Class:

As of the date hereof, assuming full exercise of the warrants beneficially owned by the Reporting Persons:

(i)            Cycad may be deemed to be the beneficial owner of approximately 10.65% of the total number of shares of Common Stock outstanding; and

(ii)           Judson and Glenn each may be deemed to be the beneficial owner of approximately 10.94% of the total number of shares of Common Stock outstanding;

in each case based on the total number of outstanding shares of Common Stock as reported by CDTI to the Reporting Persons.

Item 4(c)	Number of shares as to which such person has:

Cycad:
(i)	Sole power to vote or direct the vote:	407,472
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	407,472
(iv)	Shared power to dispose or to direct the disposition of:	0

Judson and Glenn:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	419,014
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	419,014

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Judson and Glenn, in their capacity as the sole managers and directors of Cycad, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of Cycad. Judson and Glenn, in their capacity as officers and directors of the Foundation, have the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of the Foundation; provided, however, that Judson and Glenn have no pecuniary interest in the securities held for the account of the Glenn Foundation.

SCHEDULE 13G

CUSIP No. 18449C 401	Page 8 of 10 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 18449C 401	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2010	Cycad Group, LLC

	By:	/s/ K. Leonard Judson
	Its:	President

K. Leonard Judson

	By:	/s/ K. Leonard Judson

Paul F. Glenn

	By:	/s/ K. Leonard Judson, Attorney-in-Fact*

*Signed pursuant to at Power of Attorney filed as Exhibit 2 to this Schedule 13G.

SCHEDULE 13G

CUSIP No. 18449C 401	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of October 22, 2010, among the Reporting Persons. Filed herewith.

Exhibit 2.	Powers of Attorney of the Reporting Persons, dated as of October 13, 2010. Filed as Exhibit 24.1 to the Form 4 of the Reporting Persons filed on October 16, 2010.